

November 5, 2019

Brian Cook
Chief Financial Officer
Juniper Industrial Holdings, Inc.
14 Fairmount Avenue
Chatham, New Jersey 07928

> **Re:  Juniper Industrial Holdings, Inc.**
> **Amendment No. 1 and Amendment No. 2 to Form S-1**
> **Filed October 29, 2019 and November 4, 2019**
> **File No. 333-234264**

Dear Mr. Cook:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Form S-1

Exhibits

1.      Refer to the legality opinion filed as Exhibit 5.1.  The legality opinion that you file to satisfy your obligations under Item 601(b)(5) should not assume conclusions of law or material facts that are necessary requirements of the ultimate opinion.  We note the following clauses from the opinion:
   - "appropriate corporate action shall have been taken to authorize the issuance and sale of such shares of Common Stock"
   - "any legally required consents, approvals, authorizations and other orders of the Commission and any other regulatory authorities shall have been obtained"
   - "appropriate certificates representing the shares of Common Stock are duly executed"

   Please obtain a revised opinion without these assumptions.  Refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 (CF).

You may contact Robert Shapiro, Staff Accountant, at 202-551-3273 or Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 if you have questions regarding comments on the financial statements and related matters.  Please contact Gregory Dundas, Attorney Adviser, at 202-551-3436 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:      Christian Nagler, Esq.